Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SAM of USA Corp.
3200 Guasti Rd Suite 100
Ontario, CA 91761
www.sam-of-usa.com

Up to $1,070,000.00 in Class B Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SAM of USA Corp.
Address: 3200 Guasti Rd Suite 100, Ontario, CA 91761
State of Incorporation: DE
Date Incorporated: December 14, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks

Early Bird Special

- Friends and Family - First 72 hours / 15% bonus shares

- Super Early Bird - Next 72 hours / 10% bonus shares

- Early Bird Bonus - Next 7 days / 5% bonus shares

Tier 1: $1,000

Perk: 10% discount on a SAM vehicle

Tier 2: $2,000

Perk: 10% discount on a SAM vehicle + 5% Bonus Shares

Tier 3: $15,000

Perk: 15% discount on a SAM vehicle + 10% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

SAM of USA Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

SAM of USA is a corporation organized under the laws of Delaware.

SAM is two-seater, three-wheeled autocycle with a top speed of 55 mph and a range of 60 miles per charge, that gives you an amazing and thrilling ride. SAM's birthplace is in Switzerland, where it was developed and first produced. SAM of Polska manufactured more than 300 SAM vehicles in Poland that are driving on European roads. In total, they have

driven more than 10,000,000 miles which is a testament to SAM's reliability and safety.

SAM of Polska was the lead in developing and creating assembling structures of the SAM EV vehicle. Ca. 300 vehicles were assembled by SAM of Polska and are driving on European roads.

SAM Polska as the sole owner, transferred all the IP rights to the SAM EV to SAM of USA. SAM of USA along with the 4 founding partners have full ownership of the IP related to the Electric Vehicle production.

 SAM Polska developed the assembly/constructive methods, which will be adapted in the US factory in the initial stages of assembly: small and medium scale assembly – nest assembly structure. SAM of USA will keep the SAM Polska DNA-structure.

Personal relationship: Wacław Stevnert and Krzysztof Czernek are co-owners of both SAM of USA and SAM of Polska.

Competitors and Industry

The global electric three wheeler market was valued at $677.40 million in 2020, and is projected to reach $1,100.60 million by 2030, registering a CAGR of 5.3% from 2021 to 2030. SAM EV is an affordable mobility vehicle that is priced more competatively than our competitors. *Source: [https://www.globenewswire.com/news-release/2021/08/12/2279951/0/en/Electric-3-Wheeler-Market-to-Rake-1-10-Billion-by-2030-Allied-Market-Research.html

With the push for green energy our competitors are companies such as: Electra Mecannica, Arcimoto, Aptera, Ayro and Sondors. All of these companies are releasing three-wheeled electric vehicles.

Competitor Comparison:

Similarities: 3 wheeled vehicles with a reverse trike configuration. All are electric powertrain, multimedia units with Regenerative braking. They are full plug-in EVs and city small EV.

 General Differences: Arcimoto is an open vehicle configuration. Motorcycle handle bars. Electra Meccanica is a single seater. 2 doors and full climate control.

Construction differences: SAM is constructed with the ease of technical service in mind.

ECO – differences: Apart from electric drive, SAMs' bodies are uniqe , they are constructed with fully recyclable material HDCP , only of four pieces, every produced in single manufacturing process: Rotomoulding in comparison to other bodies constructed with several hundred parts and not fully recyclable.

Price differences - Whereas Arcimoto and Electra Mecannica are priced at nearly $20,000, SAM EV will retail around $11,000. SAM EV is an affordable mobility vehicle that is priced more competatively than our competitors.

Given the Biden Administration's emphasis on increasing funding and support towards green energy for startup companies, we feel our time is now.

Current Stage and Roadmap

SAM vehicles were produced in Europe over the past 7 years. Our factory (which is now non-operational) was located in Poland. SAM vehicles have logged over 10 million kilometers combined from all of European owners.

Once we ramp up production with our SAM 3 wheeler we will be launching multiple distributors throughout the USA. We are continuing development of our vehicles as technology is constantly changing.

Most changes will be are the electronics as technology gets better and better through time. Newer battery cells, hubcentric motors. J1772 charging port for Level 1 and 2 charging. We plan initially to hire and train from 4 to 7 assembly and support personnel, basing on the SAM Polska assembly technology with implementation of the new US developments. In parallel SAM of USA will finalize the US homologation including US specific rquirements and new developments.

We also plan to develop and launch a 4 wheeler electric vehicle.

The Team

Officers and Directors

Name: Waclaw Stevnert

Waclaw Stevnert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 06, 2021 - Present
  Responsibilities: Plan, develop, implement and direct the organization's operational and fiscal function and performance. Act as a strategic partner by developing and implementing the company's plans and programs. Analyze and make recommendations on the impact of long range growth initiatives, planning, and introduction of new strategies and regulatory actions. Communicate effectively and establish credibility throughout the organization and with the Board of Directors as an effective developer of solutions to business challenges. Optimize the handling of banking relationships and work closely with the future CFO to foster and grow strategic financial partnerships. Create, improve, implement and enforce policies and procedures of the organization that will improve operational and financial effectiveness of the company. No salary at the time of the offering but once the company raises over 100k Waclaw will begin to receive a salary of 8k per month.

Other business experience in the past three years:

- **Employer:** S.A.M. Polska Sp. z o.o.
  Title: CEO Chief Executive Officer
  Dates of Service: October 03, 2014 - Present
  Responsibilities: Plan, develop, implement and direct the organization's operational and fiscal function and performance. Act as a strategic partner by developing and implementing the company's plans and programs.

Name: Krzysztof Czernek

Krzysztof Czernek's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SOO , Support Operations Oficer
  Dates of Service: September 10, 2021 - Present
  Responsibilities: Operations, manufacture-assembly, R&D, technical issues. No salary at the time of the offering.

Other business experience in the past three years:

- **Employer:** SAM Polska Company Ltd.
  Title: R&D Manager , Chief Technical Manager
  Dates of Service: April 01, 2012 - Present
  Responsibilities: Management of all Technical activities, R&D , Budget building

Name: Menandro (Joe) Cabrera

Menandro (Joe) Cabrera's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Public Relations Director
  Dates of Service: August 06, 2021 - Present
  Responsibilities: Director of public relations. No salary at the time of the offering.

Other business experience in the past three years:

- **Employer:** West Covina Unified Schools
  Title: Professor/Teacher
  Dates of Service: August 01, 2001 - Present
  Responsibilities: Teaching English and Computer Ed.

Name: Jason Cabrera

Jason Cabrera's current primary role is with San Jose Charter Academy. Jason Cabrera currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Logistics
  Dates of Service: August 06, 2021 - Present
  Responsibilities: Logistics of the Company. No salary at the time of the offering.

Other business experience in the past three years:

- **Employer:** San Jose Charter Academy
  Title: Director of Technology
  Dates of Service: July 01, 2011 - Present
  Responsibilities: Managing technology staff, maintaining network and systems on campus. Provide professional development for staff. Implement any new programs schools has purchased.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
A crowdfunding investment involves risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by SAM of USA. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, SAM of USA is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the SAM of USA itself or the broader economy, it may not survive. If SAM of USA manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in SAM of USA performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how SAM of USA will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of SAM of USA to make good business decisions that grow your investment.

Insufficient Funds

SAM of USA might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B common stock we are offering now, SAM of USA will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

SAM of USA was formed on December 2017. Accordingly, SAM of USA has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as SAM of USA reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SAM of USA has no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

SAM of USA has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SAM EV is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulations and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely

impacted by our reliance on third parties and their performance.

There is no current market for our shares.

There is no established public trading market for the resale of our Class B Common Stock, however, we do not have plans to apply for or otherwise seek trading or quotation of our Class B Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Class B Common Stock as collateral

Limited Liquidity.

There is no formal marketplace for the resale of our securities. Shares of Class B common stock may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the shares, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class B common stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment for some time.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

The Offering is on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to start to produce our vehicles. We will need to contract with manufacturers to manufacture our parts and components. In addition, the motor vehicle industry has traditionally been characterized by significant barriers to entry, including large capital requirements, high investment costs to manufacture vehicles, long lead times to bring vehicles to market from the start of production, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

If our vehicles fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or their components prove to be defective. In addition, our electric vehicles may not perform consistent with customers' expectations or consistent with other vehicles currently available. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our future vehicles.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our future vehicles.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed

natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Demand in the vehicle industry is highly volatile.

The volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results, and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for motor vehicle sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new motor vehicle company, we will have fewer financial resources than more established motor vehicle companies to withstand changes in the market and disruptions in demand.

Our long-term success will be dependent upon our ability to achieve market acceptance of our vehicles, and new vehicle models.

There is no guarantee that the SAM EV or any of our future vehicles will be successfully accepted by the general public. There is no guarantee that demand for the SAM EV will meet our expectations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following: • cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property; • pay substantial damages; • seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; • redesign our vehicles or certain components; or • establish and maintain alternative branding for our products and services. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time-consuming and distract management's attention from our core operations.

The unavailability, reduction or elimination of government and economic incentives in the U.S. and abroad, supporting the development and adoption of electric vehicles could have some impact on demand for our vehicles.

Electric vehicles benefit from certain government and economic incentives supporting the development and adoption of electric vehicles. In the United States and abroad, such incentives include, among other things, tax credits or rebates that encourage the purchase of electric vehicles. Notably, the quantum of incentive programs promoting electric vehicles is a tiny fraction of the amount of incentives that are provided to gas-powered vehicles through the oil and gas industries. Nevertheless, even the limited benefits from such programs could be reduced, eliminated or exhausted. Although we believe this will have little to no impact on demand for our vehicles as we are a niche player, there may be a negative impact on demand for our future vehicles by certain purchasers.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, we will need to comply with state laws that regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed to sell vehicles directly to consumers in the state. Compliance with all of these requirements may delay our start of production, thereby adversely affecting our business and financial condition. Also, we are subject to laws and regulations applicable to the import, sale, and service of motor vehicles internationally. For example, we will be required to meet vehicle-specific safety standards that are often materially different from U.S. requirements, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. These processes necessitate that foreign regulatory officials review and certify our vehicles prior to new market entry. In addition, we must comply with regulations applicable to vehicles after they enter the market, including foreign reporting requirements and recall management systems. We will incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Manufacturing internationally may cause problems and present risks.

We will likely have certain components manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income. If the U.S. dollar weakens against the foreign currencies in which we denominate certain of our trade accounts payable, fixed purchase obligations and other expenses, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing and sales, our business, financial condition, operating results, and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture, sale and the servicing of our vehicles. There can be no assurances that our costs of producing and delivering our vehicles will be less than the revenue we generate from sales at the time of the launch of such a vehicle or that we will ever achieve a positive gross margin on sales of any specific vehicle. We will incur significant costs related to contracting for the manufacture of our vehicles, procuring the materials required to manufacture our vehicles, assembling vehicles and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We depend on key personnel and consultants.

Our future success depends on the efforts of key personnel and consultants. The loss of services of any key personnel or consultants may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel or consultants we require to produce and market the SAM and future vehicles, and conduct our proposed operations. business.

A majority of our Common Stock is owned by Waclaw Stevert, whose interests may differ from those of the other stockholders.

As of the date of this Offering Circular, Waclaw Stevnert, owns a majority of the shares of our issued and outstanding Common Stock and, assuming all of the shares of Common Stock being offered in this Offering are sold, he will own a majority of the shares of our issued and outstanding Common Stock. Therefore, Mr. Stevnert will be able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception, until such time that we can start production of our vehicle, establish relationships with manufacturing facilities to manufacture our vehicles and components, and begin selling our vehicles, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern

within one year after the date that the financial statements are issued. Throughout 2021 and 2022, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Waclaw Stevnert	6,636,000	Class A Common Stock	79.0

The Company's Securities

The Company has authorized Class B Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 1,600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 8,400,000 outstanding.

Voting Rights

With respect to voting powers, except as otherwise required by the Act, the holders of Class A Common Stock shall possess all voting powers for all purposes, including by way of illustration and not of limitation the election of directors, and the holders of Class B Common Stock shall have no voting power whatsoever, and no holder of Class B Common Stock shall vote on or otherwise participate in any proceedings in which actions shall be taken by the Corporation or the stockholders thereof or be entitled to notification as to any meeting of the Board of Directors or the stockholders.

Material Rights

Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $839.50
  Number of Securities Sold: 8,395,000
  Use of proceeds: Was not used. It is kept as a reserve.
  Date: October 15, 2021
  Offering exemption relied upon: Private Placement

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

SAM of USA was incorporated on December 2017 and due to lack of capital and issues with NTSA approval we put our operation on hold. Until 2021 where the market for our products is more a viable options for our target market. We cannot operate the business without revenue generation. If maximum goal is achieved we will be able to complete the transofer of production/assembly supplies to USA, and initiate the assembly of first vehicles in Moreno Valley, CA, which should take 7-9 months.

Foreseeable major expenses based on projections:

Based our projections we forsee that the major expenses would be in marketing and company startup. That includes salaries , IP rights and inventory. Marketing will be main target for the raised capital. Need to be able to strategically target certain markets to push our products into prospective customers. Other major expense would be the facility in Moreno Valley. Some operational challenges would be: establishing of assembly facility, supply chain, training staff, and concluding all approval procedures.

Future operational challenges:

Some future operational chanllenges we foresee is not getting our supply chain to start our production in the USA. We plan to source all inventories in USA, establishing full local supply chain might be a challenge that needs more time. The challenge would also entail that these supply chains will have enough supply to be able to continue with assembly and not having to wait for parts.

The financial milestones:

-Achieving the crowdfunding maximum goal.

-Keeping operational milestones in a planned budget.

-Establishing a partnership supply chain that is willing to prepare themselves for higher volume delivers, without initial guarantees of receipt of parts.

-Basing on reliable implementation of operational plans, initiate a second crowdfunding campaign.

Future challenges related to capital resources:

Some future operational chanllenges we foresee is not meeting our CF targets.

Future milestones and events:

Some future milestones chanllenges we foresee is not getting our supply chain to start our production in the USA. Main milestones: Assembly facility established; Employees hired and trained; Supply chain established; Assembly operational

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The capital resources currently available to SAM of USA is that we own all intellectual property of SAM EV. The company does not hold any loans. SAM of USA currently hold an outstanding debts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of our campaign are critical to our operations here in the United States. The funds raised from this campaign will allow us to start our operations in the United States.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As a start up company, SAM of USA's success depends on our campaign to more forward with our USA operations. The funds raised from this campaign are necessary for the viability of the company. The funds will help us get started with suppliers, salary, and having a facility in Moreno Valley, CA.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we meet our minimum goal through crowdfunding we project that our company can operate only basic marketing operations for limited time, 2-3 months, which depends on the choice of operations. In order to attract more customers, we feel we need to put a big percentage from the raised campaign towards marketing. As more people know more about the company the better chance to get more customers to want a SAM in their garage. Raising only the minimum will give us the opportunity to market the SAM, either by car events, social media marketing, and pop-up events.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet our maximum goal through crowd funding we project that our company's operation period can be 7-9 months depending on meeting the milestones challenges. We initially plan to have the facility in Moreno Valley operational with in 6 months , so we should start sales by the end of that period. Reaching the maximum goal will also help in achieving finding more suppliers rather than relying on one supplier in case of low stock supply. Having the ability to have multiple suppliers for particilar parts can help in not having to wait for parts during assemlby.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Some additional future sources of capital can be from US Government support via loans and/or grants. We can also seek private investors from interested parties around the globe. Since the company does not have a line of credit, we can apply to help with operations.

Indebtedness

- **Creditor:** Krzysztof Czernek
  Amount Owed: $898.00
  Interest Rate: 0.0%
  Maturity Date: February 28, 2022

Related Party Transactions

- **Name of Entity:** Krzysztof Czernek
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Placeholder.
  Material Terms: During the past period, the company received the loan from its owner and officers Krzysztof Czernek in the aggregate amount of $ 898, which was used for payment of Taxes. The loan bears no interest rate and has not set maturity date. As of December 31, 2020, and December 31, 2019, the outstanding balance of this loan is in the amount of $898 and$450 and it has been classified as current liability.

Valuation

Pre-Money Valuation: $42,000,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The Company set this valuation internally, without a formal-third party independent valuation.

The Company arrived at a valuation of $42 M $ by comparing two companies producing similar product to the one SAM of USA plans to produce: Electrameccanica and Arcimoto. Both companies are listed on NASDAQ and during last year their average capitalization oscillated between 300 to 500 M $ each.

Electrameccanica valuation history:
https://d19j0qt0x55bap.cloudfront.net/production/onboardings/61c3630fd2559a75cf8cf29f/documents/file/Screen_Shot_2021 12-22_at_9.38.45_AM.png)

Acrimoto valuation history:
https://d19j0qt0x55bap.cloudfront.net/production/onboardings/61c363225aaa392b1c139caf/documents/file/Screen_Shot_202 12-22_at_9.39.45_AM.png

In addition, we projected a forward looking growth rate based on the accelerating rate of numbers of EV's on the road.

We also considered two additional valuation methods.

The first method used traditional Venture Capital pricing with a 12-15x return on investment.

The second method uses P/E ratio based on the the Company's sales projections (See Financial Projections used below for additional information).

Financial Projections used

Sales

2022 - $900,000

2023 - $1,800,000

2024 - $6,000,000

Costs of Goods Sold

2022 - $675,000

2023 - $1,350,000

2024 - $4,500,000

Gross Margin

2022 - $225,000

2023 - $450,000

2024 - $1,500,000

Fixed Costs

2022 - $1,080,000

2023 - $1,188,000

2024 - $1,425,600

Steady State Net Revenue Goal

4,200,000

The company considered each of these methods in determining it's valuation for this offering.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will use proceeds for social media services, SEO, and hold events to promote the Company.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We will use proceeds for social media services, SEO, and to host events to promote Sam of USA.

- *Working Capital*
  49.5%
  Establishing Sam of USA's multiple assembly nests. Expenses include: assembly plant lease, equipment, and inventory suppliers.

- *Company Employment*
  32.0%
  Proceeds will be used to for Company employment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.sam-of-usa.com (/about/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/samofusa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SAM of USA Corp.

[See attached]

SAM OF USA CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SAM of USA Corp.
Ontario, California

We have reviewed the accompanying financial statements of SAM of USA Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 17, 2021
Los Angeles, California

SAM of USA Corp.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Prepaids and other current assets	$	448	$	225
Total current assets		**448**		**225**
Total assets	$	**448**	$	**225**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder loan	$	898	$	450
Total current liabilities		**898**		**450**
Total liabilities		**898**		**450**
STOCKHOLDERS EQUITY				
Common Stock		1		1
Retained earnings/(Accumulated Deficit)		(451)		(226)
Total stockholders' equity		**(450)**		**(225)**
Total liabilities and stockholders' equity	$	**448**	$	**225**

See accompanying notes to financial statements.

SAM OF USA CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	225	225
Sales and marketing	-	-
Research and development	-	-
Total operating expenses	225	225
Operating income/(loss)	(225)	(225)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(225)	(225)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (225)**	**$ (225)**

See accompanying notes to financial statements.

SAM OF USA CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**5,000**	**$ 1**	**$ (0.5)**	**$ -**
Net income/(loss)			(225)	(225)
Balance—December 31, 2019	5,000	$ 1	$ (226)	**$ (225)**
Net income/(loss)			(225)	(225)
Balance—December 31, 2020	5,000	**$ 1**	**$ (451)**	**$ (450)**

See accompanying notes to financial statements.

SAM OF USA CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(225)	$	(225)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		(223)		-
Net cash provided/(used) by operating activities		**(448)**		**(225)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Shareholder loan		448		225
Net cash provided/(used) by financing activities		**448**		**225**
Change in cash		-		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**-**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SAM of USA Corp. was formed on December 14, 2017 in the state of Delaware. The financial statements of SAM of USA Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ontario, California.

SAM of USA Corp. was established in order to introduce SAM Electric vehicles into USA market. SAM EV II electric vehicle was designed by a team of several dozen Polish engineers from several Polish companies over a period of several years. The company is adapting the offer also to the needs of the overseas market, in particular in terms of reducing production costs and offering the vehicle adapted to different regulations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

SAM of USA Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies

to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued tax payment	448	225
Total Prepaids Expenses and other Current Assts	$ 448	$ 225

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of common shares with par value of $ 0.0001. As of December 31, 2020, and December 31, 2019, 5,000 shares have been issued and are outstanding.

5.   DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2020			For the Year Ended December 2019		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Krzysztof Czernek and Jason Cabrera	$ 898	0.00%	No set maturity	$ 898	$ -	$ 898	$ 450	$ -	$ 450
Total				$ 898	$ -	$ 898	$ 450	$ -	$ 450

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(67)	$	(67)
Valuation Allowance		67		67
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020		2019	
Net Operating Loss	$	(134)	$	(67)
Valuation Allowance		134		67
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $450, and the Company had state net operating loss ("NOL") carryforwards of approximately $450. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During the past period, the company received the loan from its owner and officers Krzysztof Czernek in the aggregate amount of $ 898, which was used for payment of Taxes. The loan bears no interest rate and has not set maturity date.

As of December 31, 2020, and December 31, 2019, the outstanding balance of this loan is in the amount of $898 and $450 and it has been classified as current liability.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 17, 2021 the date the financial statements were available to be issued.

On September 10, 2021, the Certificate of Amendment of Certificate of Corporation was issued. The total number of shares of capital stock, which the Corporation has authority to issue is One Million Ten Thousand, $0.0001 par value per share (1,010,000), divided into Ten Thousand (10,000) shares of Class A Common Stock and One Million (1,000,000) shares of Class B Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


SAM of USA
Sustainable Automotive Mobility for the people.



visionary electric vehicles

Website   📍 Ontario, CA   **TRANSPORTATION**

SAM (Sustainable Automotive Mobility) is a visionary, all-electric urban vehicle that represents a new approach to mobility. We combine innovative design and technology with ease-of-use for a product revolutionizing sustainable transportation. SAM of USA is a new company that rose from SAM Polska, which will completely cease operation once SAM of USA get off the ground. SAM of USA is a pre-revenue development stage company.

$5,915 raised ⓘ



13 Investors	**$42M** Valuation
$5.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments

♡ Follow

Reasons to Invest

- The global Electric Vehicle market is growing rapidly with a CAGR of 20%, on track to increase in value from $100 billion in 2016 to over $350 billion by 2023.

- Our lithium battery management technology and uniquely simple four-part vehicle body design combine sustainability and affordability into one product.

- 300 SAM vehicles were sold in Europe by SAM of Polska and SAM of USA plans to build on this success and expand into North America.

Rewards

Get rewarded for investing more into SAM of USA:

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family - First 72 hours

Invest in First 72 hours and get 15% bonus shares

 **2** days   **1** hours   **29** mins   **0** secs

$1,000+
Investment

Tier 1: $1,000+

Perk: 10% discount on a SAM vehicle

OVERVIEW

A New, Affordable Mode of Sustainable Transportation

The SAM is a small, fully electric vehicle dedicated to a new kind of urban transportation. It was created by our team of designers and engineers in order to open a new chapter in automotive design.

We believe that efficient single and two passenger vehicles are much needed in the world's evolving transportation model, and SAM is aimed squarely at this need. Our product is a two-seater, three-wheeled autocycle with a top speed of

55 mph and a range of 60 miles per charge, delivering an amazing and thrilling ride.





the next evolution in
personal EV transportation
fast facts
55 mph
60 miles
7kWh/
60 miles
$11,950
USD

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

After receiving enthusiastic interest from customers in the United States, we established SAM of USA Corporation. Currently, we are working to build the first vehicles for marketing and testing on USA roads, so that in the very near future, we hope SAM will be available in North American markets.



LB
HQ 8E

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

THE PROBLEM

Global increase in demand for fuel-efficient, high-performance, and low-emission vehicles

Gasoline being a fossil fuel is not a renewable source of energy, and is anticipated to get exhausted in the future. To support sustainable development, it is important to develop and use alternative sources of fuel. We believe this involves use of electric vehicles, which do not use gas and can be more economical than conventional vehicles. An electric vehicle converts over 50% of the electrical energy from the grid to power at the wheels, whereas the gas-powered vehicle only manages to convert about 17%–21% of the energy stored in gasoline. We have

$2,000+
Investment

Tier 2: $2,000+

Perk: 10% discount on a SAM vehicle + 5% Bonus Shares

$15,000+
Investment

Tier 3: $15,000+

Perk: 15% discount on a SAM vehicle + 10% Bonus Shares

seen the demand for fuel-efficient vehicles increase recently owing to rise in price of petrol and diesel. This is due to depleting fossil fuel reserves and growth in tendency of companies to gain maximum profit from these oil reserves. Thus, these factors give rise to the need for advanced fuel-efficient technologies, leading to surge in demand for electrically powered vehicles for travel.

Urban Transportation Lacks Realistic, Sustainable Solutions

Today, most vehicles in the US market prioritize size and are powered by petrol or diesel. There are few truly sustainable, affordable options available.

More than 90% of all driving in the US is performed by single occupants in vehicles weighing a whopping average of 4,000lbs. The amount of energy required just to move a vehicle of this size is far out of proportion with what is necessary for the majority of day-to-day transportation.


you don't need a 4,000lb car to drive the 2 miles to the grocery store.
it's unecessary and bad for the environment.

While many commuters are seeking ways to cut down their carbon footprint, mass transportation does not offer an alternative that solves standard commuting needs such as door to door transport and individual luggage storage.


but public transportation in the U.S. isn't good enough to be a true alternative solution.
ECO BUS

THE SOLUTION

Highly Efficient Transportation at a Reasonable Price

We designed a light, efficient, all-electric affordable personal commuting vehicle. The SAM is perfect for short trips and commutes, meeting the typical needs of the average American household.

At roughly 1,000lbs, SAM is in tune with the practical needs of today's

consumers, moving people independently from point A to point B and back while prioritizing sustainability.


SAM cars are great for you & the environment
75% lighter
than traditional cars
& perfect for
90% of all driving trips

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

SAM's efficient size and shape bring a host of other benefits to urban use as well. Its physical footprint is 40% smaller than the average car and its classification makes parking easier and less expensive. SAM can also take advantage of HOV lane access on the freeway.

Our vehicles have a top speed of 55 miles per hour and a range of 60 miles, perfect for the average driver. Our intelligent charging system has a battery capacity of 7 kWh and charges up to 40% in one hour, and 100% in just 4.5 hours using standard J1772 plug. Charging also can be done from an ordinary, North American standard 120-volt outlet.


At Bosch, we have the best electric motors,
with very high energy efficiency.

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

A Product Designed with the Environment in Mind

We are advocates for sustainability and stewardship of our planet. The SAM is our contribution to support these goals – every trip in a SAM uses just 10% of the average cost of energy, representing not only significant cost savings for you but a much-reduced impact on the environment.

The SAM is also built with material that is 100% recyclable and sustainable.


our cars require 90%
less energy than
traditional cars.
and are made of 100%
recyclable materials.

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

An EV You Can Actually Afford

SAM has a unique design where the body is composed of only 4 parts. Typically, a regular car is produced of around 150-250 metal body parts.

As a result, SAM is pocket-friendly. The base price is $11,950 including the battery. In addition, based on the customer preference, SAM can be custom made with a larger battery and additional range.


our cars and bodies are made
with only 4 parts vs. 150-250 parts
required for traditional cars.

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

THE MARKET

A Unique Product in a Massive, Fast-Growing Industry

The Global Electric vehicle market was valued at $171.26 billion in 2020, and is projected to hit $725.14 billion by 2026, registering a CAGR of 27%. Allied Market Research reported that North America is estimated to reach $194.20 billion by 2027, at a significant CAGR of 27.5%, as we anticipate to see the global market to reach $802.81 billion that same year.



Size Of The Global Market For Electric Vehicles

802.81

725.14

565.81

445.52

350.81

276.23

217.05

171.26

Revenue in Billion U.S. dollars

2020 2021 2022 2023 2024 2025 2026 2027

Year

■ *Calculated revenue based on CAGR of 27%, between 2020 and 2026*

Currently, electric vehicles account only for 3% of cars sold in the world. The EVs and plug-in hybrids available can be costly. By introducing SAM to the automotive market, we strive to meet the people and environmental needs.

BloombergNEF Electric Vehicle Outlook 2021



by 2023, the EV market is set to hit

$350B

Meaning it would have

grown **$250B** in just 7 years

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

Our vehicle is technically classified as a motorcycle because it has two seats and three wheels, however, it can be used in most ways as a regular car for a daily commute. SAM stands out from other available 3-wheeled vehicles because of its enclosed body, yet it is still affordable.

Our Initial Target Markets

We are recommending SAM as a potential second vehicle for households that already own a regular car. Why spend a fortune on a regular car or used EV vehicle, if you can purchase a brand new SAM for a similar price?



priced at only


$11,950, our cars
are far more
affordable than
traditional EVs.

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

Currently, our goal is to focus on markets in California and Florida, where there is the largest concentration of EVs. After we start sales in those two states, we plan to set up distribution and service networks in other US states.

OUR TRACTION

Over 300 Vehicles Already on European Roads

SAM was developed in Switzerland and gained recognition and positive feedback from users and experts around the world.

SAM of Polska developed a fully functional small-scale assembly line in Poland where it currently builds and services its vehicles. SAM of Polska has already manufactured and sold over **300 electric SAM vehicles!**


we have built
& sold over
300 cars

*VEHICLES SHOWN IN GRAPHIC WERE PRODUCED BY SAM OF POLSKA AND ARE NOT CURRENTLY AVAILABLE ON THE MARKET.

SAM has EU Homologation and is approved for driving on all roads across the European Union and currently is being prepared for transit to the United States (Department of Transportation, DOT approval).

SAM has a **patented battery management system** that uses Lithium batteries. Our simple manufacturing process guarantees low production costs and affordable prices.




What is unique about the Sam is its
sustainability and energy efficiency.

*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

For the last couple of years, we have been working on SAM Four (four wheeled light electric city vehicle based on SAMs unique qualities, simple and eco friendly production method). We plan to continue the development of SAM Four in the US and plan to start its production in 2023. We believe SAM Four is a vehicle that will revolutionize the electric city vehicle market all over the world.



**The top right image is a rendering of a future product. Image is computer generated demo version. Product is still currently under development.*

WHY INVEST

Making All-Electric Transportation a Reality

Our vision is to become the go-to "city car" company of the world. The electric vehicle transportation market represents a multi-billion opportunity, and we believe no one has a product like ours.

Our patented battery technology and unique production method in the world, with only 4 body parts, allows us to combine sustainability and affordability like never before.


SAM is elevating
sustainable transportation



*VEHICLE SHOWN IN GRAPHIC WAS PRODUCED BY SAM OF POLSKA AND IS NOT CURRENTLY AVAILABLE ON THE MARKET.

Funds from this crowdfunding campaign will be used to start the production and sale of SAM in the USA. We intend to build an innovative manufacturing plant for electric vehicles in California in order to supply North and South American markets. We are committed to building our vehicles in the United States, which will bring new jobs and economic growth.

Join us as we provide affordable sustainable transportation to consumers while protecting the Earth.

SAM was created

Made in Switzerland

The company was involved in many R&D projects, resulting among other in development of the electrical permanent magnet drivetrain and BMS protected Li-Ion Battery Pack

September 2008

SAM Launch

SAM Polska Sp.z o.o. was founded on September 25, 2008 by a Swiss investor SAM Group AG.

September 2009

Start of Production

The first batch of 30 SAMs were manufactured in the second half of 2009.

2010

Growth of Sales

Since 2010 the company manufactures and sells SAM mainly for the foreign market including: France, England, Switzerland, Austria and Germany.

2014

New Owners of SAM

Continuation of production by new owners of SAM Polska Sp. z o.o. Mr. Waclaw Stevnert and Mr. Krzysztof Czernek. Several new color versions were introduced.

2017

Drive Train Re-engineering

Project of Electrical-drivetrain re-engineering and electrical systems improvements.

2018

IAA Exhibition

SAM on Frankfurt IAA Exhibition, the largest Auto Show in Europe.

January 2022

SAM Launches on StartEngine

Round 1 of crowdfunding to raise $1.07M to introduce SAM of USA

In the Press



Tuvie

SHOW MORE

Meet Our Team







Waclaw Stevnert

CEO

Waclaw Stevnert is a proven visionary leader whose goal is to develop SAM brand to become a world leader in city electro and fuel cell mobility.

Waclaw has a more then 20 years experience in automotive business, in 2001 he founded Clic Car Corporation that developed a city vehicle Clic in Poland. One of the Clic versions was the first fuel cell city vehicle in Central Europe. He participated in a number of automotive research and development programs in Poland.

Together with Swiss partners he developed and put in to production current version of SAM.

Grown up in Sweden, father of 5 children, studied economy at Warsaw Main Trade School, speaks fluent Polish, English, Swedish, wrote 6 volumes of poetry and he does many sports.

Krzysztof Czernek

SOO, Support Operations Officer

Experience in automotive and with SAM EV Project since 2008. Established the SAM EV assembly line and production structures.

Experience in managing of assigned structures; skilled operational manager, engineer and quality auditor with a can-do approach

Long standing experience in management of dynamic environments of R&D structures, industrial /automotive/ and innovative engineering [Distributed Energy Systems, Energy Storage], production and IT with P/L responsibility;

Speaks fluent English, knowledge of and experience in network ERP systems.

Ph.D in Electrical Engineering - Electrical Drives : Warsaw University of Technology; Accounting degree - Accounting & Taxes : Univer. of Warsaw; Mini- MBA Univ. of Maryland/Univ. of Lodz; Project Mangement/Prince II/Quality Management/Operation Orientation: Erns&Young/PCBC/IMPAC Univ.



Menandro (Joe) Cabrera

Public Relations Director

I have worked with multiple 3 wheeler companies through my production company, Joeker Production, which focuses on small electric vehicles. Companies such as Electra Meccanica and SAM EV.

My passion is to push an alternative form of clean energy transportation to the masses. I have dedicated the past 6 years to promoting small and efficient vehicles to bring awareness to the public that these mode of transportation do exist.

I have my Bachelor's Degree in Advertising and Marketing. In the past 20 years I have been teaching in elementary and middle school. I recieved my Master's Degree in Education and Management Certification from Cal Poly Pomona in California.





Jason Cabrera

Director of Logistics

I have worked with clean energy sector for many years. I am an executive producer with Joeker Production, where we create YouTube content and showcase different types of clean alternative modes of transportation. As an executive producer, I take part in promoting companies who offer eco-friendly vehicles such as Electra Meccanica and SAM EV.

As an executive producer, my job entails a myraid of task to make sure the production goes well. Tasks such as shooting locations, finding necessary equipment for the shoot

(drones, cameras, and props) and post-production management.

I received my Bachelor's Degree from Azusa Pacific University focusing on Business Technology. I served as a Director of Technology at a charter school and have had passion in automotive and knows clean energy is the right path for the future.



Adam Jurowski

Marketing & Social Media development Director

Adam Jurowski is a professional photographer and videographer with over 15 years of experience who specializes in the use of unique techniques to capture innovative and exciting frames. Adam has run and advised multiple companies and institutions in their marketing, branding and promotions. His is the founder and owner of WOW film, awarded and well recognized film studio in Poland.

Adam has a very successful background in boxing. He was Polish Heavyweight Champion during his studies at Sports Academy in Krakow.

His love of nature is where he gets inspiration for his creative work.

Offering Summary

Company :	SAM of USA Corp.
Corporate Address :	3200 Guasti Rd Suite 100, Ontario, CA 91761
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Class B Common Stock
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$42,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks

Early Bird Special

- Friends and Family - First 72 hours / 15% bonus shares

- Super Early Bird - Next 72 hours / 10% bonus shares

- Early Bird Bonus - Next 7 days / 5% bonus shares

Tier 1: $1,000

Perk: 10% discount on a SAM vehicle

Tier 2: $2,000

Perk: 10% discount on a SAM vehicle + 5% Bonus Shares

Tier 3: $15,000

Perk: 15% discount on a SAM vehicle + 10% Bonus Shares

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

SAM of USA Corp. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SAM of USA to get notified of future updates!

Comments (3 total)

Add a public comment...

0/2500

I'm not a robot — reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Girish A. SE OWNER 55 INVESTMENTS an hour ago

Your timeline data shared shows you went in production in 2009 and started selling in 2010 and have sold 300 vehicles so far. Are you currently still selling in Europe and why the sales numbers are so low in last 11yrs since your 1st production and sales? How are these 300 sold performing and what is the NPS or Customer satisfaction index? What is the life span of the battery?

I believe, the zero carbon is not quite what everyone in EV industry is claiming as majority of electricity required to charge EV is still used from the carbon produced electric power grid and so we need to look at the holistic e2e view to truly become carbon free.

⬆ 0

Kweku H. `14 INVESTMENTS` 3 hours ago
Will this tricycle be legal to operate on American interstates if the maximum speed is 55 mph? Also, would this qualify for the clean energy electric vehicle discounts? Or is this not properly classified as an automobile? I would be interested in using it as a commuter vehicle as well as for interstate leisure travel if I purchased one, so I need clear cut answers in order to invest.

⬆ 0

Russell C. `SE OWNER` `518 INVESTMENTS` 21 hours ago
How many shares would I have to buy to get a free SAM Vehicle ????

⬆ 0   View 1 reply



©2022 All Rights Reserved

   

About
Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello i'm Waclaw Stevnert the CEO of SAM of USA. I believe in preserving our Earth. As you know this the only habitable planet for us humans. So why are we polluting our only planet that can sustain life ? As you know our oceans, land and air is polluted with trash and harmful emissions from gasoline engine cars.

I want my kids, grandchildren and the future generations to enjoy what i'm enjoying now, beautiful sky, beautiful greenery and animals around me. That's why i decided to bring SAM, witch stands for Sustainable Automotive Mobility. SAM is simple and made from recyclable materials. SAM has noemission, so no carbon footprint. The only foot print you'll have is the thousands of eco-friendly drives.

As I said earlier, SAM is simple, you just get it and drive. The best part is that you're not polluting the environment with carbon emissions from gasoline powered vehicles. The SAM is a three-wheeled electric vehicle that seats 2 passengers in tandem.

The time is now to invest in our future. So I urge you to join us and invest in our eco-friendly three wheeled electric city vehicle. More and more people around the world is starting to understand the benefits of driving an all-electric vehicle. There are more and more electric vehicles on our roads now. Please come and join us and together we can make a difference.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SAM OF USA CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF OCTOBER, A.D. 2021, AT 10:42 O`CLOCK A.M.



SECRETARY'S OFFICE
DELAWARE

Jeffrey W. Bullock, Secretary of State

6663123 8100
SR# 20213574470

Authentication: 204478874
Date: 10-21-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:42 AM 10/21/2021
FILED 10:42 AM 10/21/2021
SR 20213574470 - File Number 6663123

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

SAM OF USA CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members filed with the minutes of the board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Sam of USA Corp., be amended by changing Article IV thereof so that, as amended, said Article IV shall be and read as follows:

"Article IV

AUTHORIZED STOCK

The total number of shares of capital stock, which the Corporation has authority to issue is Eleven Million, $0.0001 par value per share (11,000,000), divided into Ten Million (10,000,000) shares of Class A Common Stock and One Million (1,000,000) shares of Class B Common Stock.

The following is a description of each class of stock of the Corporation with the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of each class:

1. Except as hereinafter provided with respect to voting powers, the Class Common Stock and the Class B Common Stock of the Corporation shall be identical in all respects.

2. With respect to voting powers, except as otherwise required by the Act, the holders of Class A Common Stock shall possess all voting powers for all purposes, including by way of illustration and not of limitation the election of directors, and the holders of Class B Common Stock shall have no voting power whatsoever, and no holder of Class B Common Stock shall vote on or otherwise participate in any proceedings in which actions shall be taken by the Corporation or the stockholders thereof or be entitled to notification as to any meeting of the Board of Directors or the stockholders."

SECOND: That in lieu of a meeting and vote of its sole stockholder, the sole stockholder has given written consent to said amendment in accordance with the provisions of section 228 of the General Corporation Law of the State of Delaware.

38226381.1/160543.00001

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its officer thereunto duly authorized this 14 day of October, 2021.

SAM OF USA CORP.

By: W. Stevnert
Waclaw Wacek Stevnert
Its: President

38226381.1/160543.00001